November 20, 2018	TSX.V - GIGA

Giga Metals: Martin Vydra appointed to Board of Directors

(Vancouver) – Mark Jarvis, CEO of Giga Metals Corp. (TSX.V—GIGA) announced today that Martin Vydra, a former executive with Sherritt International Corporation and current Head of Strategy at Cobalt 27 Capital Corp. (TSX.V—KBLT), has been appointed to the Board of Giga Metals.

“This is exciting news for our company,” said Mr. Jarvis. “Martin has a unique and deep background both in the technical aspects of nickel and cobalt processing and in marketing intermediate and finished products to end users ranging from aerospace to lithium ion battery manufacturers. Martin will be active in helping us select the offtake partners we want to work with.”

“Turnagain is a very interesting, very large project,” said Mr. Vydra. “One of the project’s strengths is the quality of concentrates that can be produced. I have already had initial discussions with potential offtake partners and their interest is evident when they review our concentrate specifications. I look forward to working with Mark and his management and technical team to advance development of the Turnagain project.”

Martin Vydra is widely recognized as an expert in nickel and cobalt extraction, processing and refining including the development and application of advanced technologies to maximize the recovery of valuable metals such as nickel and cobalt from a variety of feeds. From 2012 to 2017, Martin held the position of Senior Vice-President of Metals at Sherritt International Corporation, where he successfully guided the division through one of the most challenging periods in the commodities cycle, while delivering production at near to bottom quartile costs.

Martin’s technical accomplishments at Sherritt spanned four continents and over 20 operations including postings in Australia where he was integral in Murrin Murrin’s refinery start up; Finland for the design of Harjavalta’s nickel reduction circuit; and, in Chile where he oversaw the design, construction and commissioning of a major pressure oxidation operation. Martin also played a key role in the assessment of Sherritt’s Cuba’s operations at Moa Bay, which resulted in the formation of Sherritt’s Moa Joint Venture. Additionally, from 2005 to 2007, Martin was responsible for engineering, maintenance and capital construction at Sherritt’s nickel refinery and was considered one of Sherritt’s top technical experts across global operations.

Most recently, Martin served as Sherritt’s Senior Vice President, Commercial and Technologies, where he had oversight for the sales and marketing of nickel and cobalt, and marketing and commercialization of Sherritt’s proprietary technologies. Martin was instrumental in gaining access to numerous markets culminating with large-scale commercial plants built in China (zinc processing and coinage), Australia (HPAL), and in South America (pressure oxidation of sulphide ores).

In addition to his technical expertise, from 2008 to 2011, Martin held the position of Managing Director, Commercial Contracts and Marketing, with global responsibility for metal marketing which included finished products from Sherritt’s Ambatovy and Moa joint ventures. Over his career Martin has been responsible for the sales and marketing of cobalt, nickel, fine cobalt powders and chemicals, thermal spray powders and coinage with end users ranging from aerospace to lithium-ion battery manufacturers.

Martin is a current and founding member of the London Metals Exchange Cobalt Committee and served on the board of directors of the Cobalt Institute. Martin was also a member of the board of directors of the Nickel Institute from 2010 to 2018, where he served as chair from 2015 to 2017. Martin’s ability to combine technical and commercial aspects of the nickel and cobalt industries places him within a distinct group of industry professionals who offer this skill set.

About Giga Metal’s Turnagain Nickel-Cobalt Project

The Turnagain Project hosts the Horsetrail nickel-cobalt deposit, a significant undeveloped nickel-cobalt sulphide deposit, located in British Columbia, Canada.

Engineering and metallurgical studies are underway with an objective of producing a Pre-Feasibility study by the end of 2019. Extensive metallurgical work indicates a clean concentrate grading 18% nickel and 1% cobalt is reliably achievable using simple “off-the-shelf” processing technology.

The Turnagain project covers a large, relatively underexplored land package prospective for additional ultramafic-hosted nickel-cobalt discoveries. Turnagain is one of the few projects in a stable jurisdiction that can potentially deliver large quantities of nickel and cobalt to meet the growing needs of the electric vehicle and energy storage markets at a time when many research analysts are projecting there will be shortages in the cobalt and nickel required by battery manufacturers.

Grant of Incentive Stock Options

The Company also announced that pursuant to its Stock Option Plan, approved by the TSX Venture Exchange, the Company will be granting 585,000 stock options to certain Consultants, Directors, Officers and Employees, exercisable at $0.35 per share, expiring November 20, 2023.

The Company further announces that 250,000 options were cancelled in February 2018, exercisable at $0.55.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, PRESIDENT & CEO
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains forward-looking information which is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from those projected in the forward-looking statements. Forward looking statements in this press release include the possibility of finding an offtake partner, that a Pre-Feasibility Study will be completed by the end of 2019 and that the Turnagain project could deliver large quantities of nickel and cobalt.

These forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Risks that could change or prevent these statements from coming to fruition include that geological interpretations based on drilling may change with more detailed information; the availability of labour, equipment, infrastructure and markets for the products produced; and despite the current expected viability of the project, conditions changing such that the minerals on our property cannot be economically mined, or that the required permits to build and operate the envisaged mine cannot be obtained. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
T: 604-681-2300	E: info@gigametals.com	W: www.gigametals.com